UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE  TO

Tender Offer Statement under Section  14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

PACKETEER, INC.

(Name of Subject Company)

ELLIOTT QOS LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

695210104

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212)  506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Steven J. Williams

Paul, Weiss, Rifkind, Wharton  & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212)  373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$189,202,827	$7,435.67
*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 32,906,014 shares of common stock of Packeteer, Inc. (“Packeteer ”) outstanding as of February 27, 2008 (which amount includes all 36,465,131 outstanding shares of common stock of Packeteer other than the 3,559,117 shares of common stock beneficially owned by Elliott Associates, L.P. and its affiliated funds), stock options outstanding as of December 31, 2007 with respect to 888,000 shares of common stock of Packeteer (which amount includes stock options with exercise prices less than the per share offer price), all restricted stock units outstanding as of December 31, 2007 with respect to 529,000 shares of common stock of Packeteer and performance shares outstanding as of December 31, 2007 with respect to 77,500 shares of common stock of Packeteer (which amount assumes a change of control prior to February 28, 2009). The number of outstanding shares, stock options, restricted stock units and performance shares is contained in Packeteer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,435.67	Filing Party:	Elliott QoS LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	March 20, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.

This amendment No. 3 to Schedule TO ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 20, 2008, as amended (the "Schedule TO"), by Elliott QoS LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership, to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of Packeteer, Inc., a Delaware corporation, at $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2008, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

THE OFFER TO PURCHASE TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

TABLE OF CONTENTS

The portion of item 15 of the "Table of Contents  - The Offer" that reads "Certain U.S. Federal Income Tax Considerations." is deleted in its entirety and replaced with "Material U.S. Federal Income Tax Considerations."

SUMMARY TERM SHEET

The last sentence of the response to the question "What are the U.S. federal income tax consequences of participating in the Offer?" in the Summary Term Sheet is deleted in its entirety and replaced with the following sentence:

"See "The Offer - Section 5 - Material U.S. Federal Income Tax Considerations"."

THE OFFER

5.	Certain U.S. Federal Income Tax Considerations.

The heading to the section "The Offer  - Section 5 - Certain U.S. Federal Income Tax Considerations" is deleted in its entirety and replaced with "5. Material U.S. Federal Income Tax Considerations."

The first sentence of "The Offer - Section 5 - Certain U.S. Federal Income Tax Considerations" is deleted in its entirety and replaced with the following sentence:

"The following discussion summarizes material U.S. federal income tax consequences to U.S. holders who exchange Shares pursuant to the Offer or during a Subsequent Offering Period, and is based upon present law (which may change, possibly with retroactive effect)."

15. Certain Legal Matters; Regulatory Approvals.

The second paragraph of "The Offer  - Section 15 - Certain Legal Matters; Regulatory Approvals - U.S. Antitrust" is deleted in its entirety and replaced with the following paragraph:

"Pursuant to the requirements of the HSR Act, the Elliott Funds filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on March 24, 2008. On April 4, 2008, the Elliott Funds received early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the condition to the Offer relating to the HSR Act has been satisfied."

Item 10. Financial Statements

Not applicable.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 20, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.*

(a)(5)(ii)	Press Release issued by Elliott Associates, L.P., dated April 2, 2008. *

(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated April 8, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

________________

* Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2008.

ELLIOTT QOS LLC
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 20, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.*

(a)(5)(ii)	Press Release issued by Elliott Associates, L.P., dated April 2, 2008. *

(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated April 8, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

________________

* Previously filed.